UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

United Financial Mortgage Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

910303304
(CUSIP Number)

December 31, 2004
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                               Rule 13d-1(b)
[X]                               Rule 13d-1(c)
[   ]                               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 910303304	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laurence B. Woznicki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 328,770 shares of Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 328,770 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,770 shares of Common Stock
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.5% as of December 31, 2004 (based on 5,965,243 shares of Common Stock issued and outstanding as of December 10, 2004).
12.		TYPE OF REPORTING PERSON
IN

CUSIP NO. 910303304	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:	UNITED FINANCIAL MORTGAGE CORP.

1(b)		Address of Issuer’s Principal Executive Offices:

815 Commerce Drive
Suite 100
Oak Brook, Illinois 60523

Item 2(a)		Name of Person Filing:

Laurence B. Woznicki

Item 2(b)		Address of Principal Business Office:

1336 West George Street
Chicago, Illinois 60657

Item 2(c)		Citizenship:

U.S.A.

Item 2(d)		Title of Class of Securities:

Common Stock

Item 2(e)		CUSIP Number:

910303304

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [__] Investment company registered under Section 8 of the Investment Company Act;

(e) [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 910303304	13G	Page 4 of 6 Pages

	(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. :

Item 4	Ownership:

(a)	Amount beneficially owned:

328,770 shares of Common Stock

(b)	Percent of Class:

Approximately 5.5% as of December 31, 2004 (based on 5,965,243 shares of Common Stock issued and outstanding as of December 10, 2004).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

328,770 shares of Common Stock

	(ii)	shared power to vote or to direct the vote:

0

	(iii)	sole power to dispose or to direct the disposition of:

328,770 shares of Common Stock

	(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP NO. 910303304	13G	Page 5 of 6 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary or Control Person which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 910303304	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

/s/ Laurence B. Woznicki
Laurence B. Woznicki